Exhibit 7

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m

Financing costs per consolidated income statement(2)	1,736	1,554	1,596	1,768	359
Financing costs – discontinued operations	-	-	56	23	70
One third of rental expense	768	718	601	585	629
Interest capitalized	142	3	8	25	138
Fixed charges	2,646	2,275	2,261	2,401	1,196

Profit/(loss) before taxation from continuing operations	1,095	(5,270)	(3,483)	4,144	5,057
Share of profit in associates	63	(278)	(575)	(1,129)	(548)
Fixed charges	2,646	2,275	2,261	2,401	1,196
Dividends received from associates	583	4,897	5,539	4,916	1,424
Preference dividend requirements of a consolidated subsidiary	-	-	-	-	(89)
Interest capitalized	(142)	(3)	(8)	(25)	(138)
Earnings	4,245	1,621	3,734	10,307	6,902
Ratio of earnings to fixed charges	1.6	-	1.7	4.3	5.8
Deficiency between fixed charges and earnings	-	654	-	-	-

Notes:

1.	All of the financial information presented in this exhibit is unaudited.
2.

Fixed charges include (1) interest expensed (2) interest capitalized (3) amortised premiums, discounts and capitalised expenses related to indebtedness, (4) an estimate of the interest within rental expense, and (5) preference security dividend requirements of a consolidated subsidiary. These include the financing costs of subsidiaries. Fixed charges include foreign exchange losses arising from net foreign exchange gains on certain intercompany loans of £526 million for the year ended 31 March 2015 (2014: £21 million gain, 2013: £91 million loss, 2012: £nil, 2011: £nil) and interest credit on settlement of tax issues of £4 million for the year ended 31 March 2015 (2014: £15 million credit, 2013: £91 million credit, 2012: £23 million expense, 2011: £826 million credit, 2010).